UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Offerpad Solutions Inc.

(Name of Issuer)

(Title of Class of Securities)

67623L109

(CUSIP Number)

September 1, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.		Page 2 of 5

(1)	Names of reporting persons Jerry Anthony Coleman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 16,505,574
	(6)	Shared voting power
	(7)	Sole dispositive power 16,505,574
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 16,505,574
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.1%
(12)	Type of reporting person (see instructions) IN - Individual

13G

CUSIP No. 67623L109

ITEM 1.

a)	Name of Issuer: Offerpad Solutions Inc.

b)	Address of Issuer’s Principal Executive Offices:

2150 E. Germann Road

Suite 1

Chandler, AZ 85286

ITEM 2.

a)	Name of Person Filing:

Jerry Anthony Coleman

b)	Address of Principal Business Office, or if None, Residence:

7082 S. Star Dr., Gilbert, AZ 85298

c)	Citizenship:

U.S.A.

d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001

e)	CUSIP Number:

67623L109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

e)	☐	An investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E);

f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

j)	☐	A non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J);

k)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J), please specify the type of institution:                             .

13G

ITEM 4.	OWNERSHIP.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for the reporting person and is incorporated herein by reference.

The percentage set forth in row 11 of the cover page is based on 232,571,810 shares of Class A Common Stock outstanding as of February 21, 2023, as reported by the Issuer in its Form 10-K, filed with the Securities and Exchange Commission on February 28, 2023.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF THE MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination pursuant to ss.240.14a-11.

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3/20/23
(Date)

/s/ Jerry Coleman
(Signature)

Jerry Coleman
(Name/Title)